UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Westfield Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

 401(k) Plan as Adopted by Westfield Bank

Financial Statements and Supplemental Schedule for
the Years Ended December 31, 2010 and 2009

INDEX

The following financial information is submitted herewith:	Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at
December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements for the Years Ended
December 31, 2010 and 2009	4-15

Schedule H, Line 4i – Schedule of Assets (held at end of year)	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee
Westfield Financial, Inc.
Westfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) for 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
May 13, 2011

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009

ASSETS

Investments at fair value:
Common stock of Westfield Financial, Inc.	$1,765,680	$1,885,545
Pooled separate accounts	5,315,027	4,351,012
Stable Value Fund	1,285,329	1,060,267
Mutual Fund	210,035	117,042

Total investments at fair value	8,576,071	7,413,866

Employer contributions receivable	31	-
Loans to participants	258,801	240,253
Net assets available for benefits at fair value	8,834,903	7,654,119

Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	(25,726)	(7,116)

Net assets available for benefits	$8,809,177	$7,647,003

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2010 and 2009

	2010	2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$941,881	$398,956
Interest and dividends	125,055	131,841
Total investment income	1,066,936	530,797

Contributions:
Participant	654,802	591,857
Employer	184,082	171,391
Rollovers	-	593
Total contributions	838,884	763,841

Total additions	1,905,820	1,294,638

Deductions from net assets attributed to:
Benefits paid to participants	739,924	166,942
Administrative expenses	3,722	3,589

Total deductions	743,646	170,531

Net increase	1,162,174	1,124,107

Net assets available for benefits:

Beginning of the year	7,647,003	6,522,896

End of the year	$8,809,177	$7,647,003

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

1.            DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

   General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank and subsidiaries and affiliates (the “Plan Sponsor” or the “Company”) who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Trustee of the Plan.  Principal Financial Group is the custodian of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.  The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan.  In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion.  No discretionary contributions were made for the years ended December 31, 2010 and 2009.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

         DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Financial Group, common shares of Westfield Financial, Inc. (the parent company of Westfield Bank), a stable value fund and mutual funds.  Company contributions are invested in each participant’s account according to the participant’s selected allocation.  Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on continuous years of credited service.  A participant is 100% vested after three years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000.  The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan administrator for the purchase of a primary residence.  These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator.  Interest rates on outstanding loans ranged from 4.25% to 9.25% at December 31, 2010.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

         DESCRIPTION OF THE PLAN (Concluded)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of not more than the participant’s assumed life expectancy.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions.  Forfeiture balances outstanding were $0 in 2010 and $219 in 2009.  In 2010, forfeitures from 2009 were used to reduce employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as provided by the Plan document.  Fees paid by the Plan to the custodian for administrative services were $3,722 and $3,589 for the years ended December 31, 2010 and 2009, respectively.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Estimates are principally used in the determination of the fair value of investments.  Actual results could differ from those estimates.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Accounting Standards Codification 962, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustment of the investment from fair value to contract value relating to the guaranteed interest accounts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s pooled separate accounts, mutual fund and stable value fund are stated at fair value based on amounts reported by the Principal Financial Group by reference to the quoted market prices of the underlying investments. Investments in Westfield Financial, Inc. common stock are valued at the closing market price as of the last trade date of the year.

Purchases and sales of securities are recorded on a trade-date basis.  Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses.  Gains and losses on investments sold are calculated using the average cost method and are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The plan is required to return contributions received during the plan year in excess of the IRC limitations.

Benefits

Benefits are recorded when paid.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Loans to Participants

Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements.  This Update requires new disclosures and clarifies existing disclosures regarding recurring and nonrecurring fair value measurements to provide increased transparency to users of the financial statements.  The new disclosures and clarification of existing disclosures are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures pertaining to the roll forward of activity for Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010.  Management adopted this statement, except for the roll forward of activity for Level 3 fair value measurements, as of January 1, 2010 and this adoption did not have a material impact on the financial statements.

Fair Value Hierarchy

The Plan groups its assets measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities.  Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

3.	INVESTMENTS

The following is a summary of the fair value of investments at December 31, 2010 and 2009.  Investments that individually represent five percent or more of the Plan net assets available for benefits are separately identified.

	2010		2009
Westfield Financial, Inc. Common Stock (190,884 shares and 228,550 shares at December 31, 2010 and 2009, respectively)	$1,765,680	*	$1,885,545	*
The Principal Financial Group:
Bond and Mortgage Separate Account	203,271		148,403
Principal Lifetime 2010 Separate Account	403,056		381,654
Principal Lifetime 2015 Separate Account	111,579		70,729
Principal Lifetime 2020 Separate Account	660,194	*	472,703	*
Principal Lifetime 2025 Separate Account	37,792		50,943
Principal Lifetime 2030 Separate Account	652,815	*	516,456	*
Principal Lifetime 2035 Separate Account	2,204		1,448
Principal Lifetime 2040 Separate Account	378,112		285,198
Principal Lifetime 2045 Separate Account	7,315		878
Principal Lifetime 2050 Separate Account	79,967		50,270
Principal Lifetime 2055 Separate Account	6,266		833
Principal Lifetime Str Inc Separate Account	1,267		1,144
Small Capital S&P 600 Index Separate Account	115,895		50,469
Middle Capital S&P 400 Index Separate Account	203,729		137,020
Large Capital S&P 500 Index Separate Account	529,321	*	482,882	*
Diversified International Separate Account	442,577	*	362,053
PIMCO Total Return C Fund	210,035		117,042
Morley Financial Services, Inc. Stable Value Fund	1,285,329	*	1,060,267	*
DFA/Vaughan Nelson/LA Capital Small Capital Value II Separate Account	188,726		241,535
Goldman Sachs/LA Capital Asset Management – Middle Capital Value 1 Separate Account	191,462		196,506
Turner/Mellon/Jacobs Levy MIDCAP Gr III Separate Account	152,181		78,844
T. Rowe/Clearbridge Advisors Large Capital Blend II Separate Account	143,689		68,712
Columbus Circle Investors Large Capital Growth Separate Account	179,005		134,864
UBS Global Asset Management Large Capital Value 1 Separate Account	343,600		384,147	*
Allianceebernstein/CCI Small Cap Growth I Separate Account	281,004		233,321

Investments at Fair Value	$8,576,071		$7,413,866

* Investments that represent 5% or more of net asset available for benefits.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

INVESTMENTS (Continued)

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2010	2009

Pooled Separate Accounts	$713,728	$856,651
Stable Value Fund	25,347	21,779
Mutual Fund	7,697	6,181
Westfield Financial, Inc. Common Stock	195,109	(485,655)
Net appreciation in fair value of investments	$941,881	$398,956

Stable Value Fund

In 2006, the Plan entered into a benefit-responsive collective investment trust with The Union Bond & Trust Company Principal Stable Value Fund (the “Fund”).  The Union Bond & Trust Company maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The collective investment trust is reflected in the financial statements at fair value as reported to the Plan by The Union Bond & Trust Company.

Investments held by a collective investment trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.  Contract value, as reported to the Plan by The Union Bond & Trust Company, represents invested principal plus accrued interest thereon.  The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by plan participants at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the collective investment trust at December 31, 2010 and 2009 was $1,285,329 and $1,060,267, respectively.  The gross crediting rate formula is negotiated in the wrap contract and is subject to re-negotiation by the contract issuer and /or the contract holder.  The wrap contracts in this Fund are predominantly re-set on a monthly basis with a one-month look back for the portfolio statistics.  The wrap contract issuer does not guarantee a minimum crediting rate although a wrap does not absorb any loss for credit defaults in an underlying portfolio.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

INVESTMENTS (Concluded)

Certain events may limit the ability of the Fund to transact at contract value with the issuer.  Such events may include but are not limited to: Fund administration is amended or changed, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Fund, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fund, transfers to competing options without meeting the equity wash provisions of the Fund, and plan sponsor withdrawals without the appropriate notice to the Fund and/or issuer.

In the normal course of business, such events or conditions would not limit the ability of the Fund to transact at contract value with the participants in the Fund.  The Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants as well as the occasional market value events. An issuer can terminate an investment contract upon the event of default by the contract holder, Adviser or Trustee if the issuer determines in its reasonable discretion, such event has had, or is likely to have a material adverse effect on the issuer’s interest with respect to the contract.

The following table sets forth the average yields earned by the Plan on its investment in the Fund for the years ended December 31, 2010 and 2009:

	2010	2009
Average yields:
Based on actual earnings	2.78%	2.76%
Based on interest rate credited to participants	2.81%	2.63%

4.             PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

5.             FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the IRS, dated February 14, 2002, stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.             TRANSACTIONS WITH PARTIES IN INTEREST

The Plan has investments in common stock of Westfield Financial, Inc., and pooled separate accounts managed by Principal Financial Group.  Westfield Financial, Inc. is the holding company for Westfield Bank, a federally-chartered savings bank located in Western Massachusetts. Principal Financial Group is the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions.  Fees paid by the Company to the custodian for loan administration and other administrative services were $21,350 and $19,138 for the years ended December 31, 2010 and 2009, respectively.

7.             RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles and has concentrations in the stock of Westfield Financial, Inc. and separate accounts managed by The Principal Financial Group.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

8.             RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits in the statement of net assets available for benefits and net assets on Form 5500 at December 31, 2010:

Net assets available for benefits as reported in the statement of net assets available for benefits	$8,809,177
Adjustment from contract value to fair value for interest in guaranteed interest account relating to fully benefit-responsive investment contracts	25,726
Net assets per Form 5500	$8,834,903

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2010, to Form 5500:

Net increase in net assets per the statements of changes in net assets	$1,162,174
Add: Adjustment from fair value to contract value at December 31, 2010	18,610
Net income per Form 5500	$1,180,784

9.             FAIR VALUE MEASUREMENTS

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010.

Common stocks – Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts – The pooled separate accounts invest mainly in mutual funds, domestic stocks, international stocks and fixed securities.  The fair value of the underlying mutual funds and domestic stocks are publicly quoted pricing input (level 1) and are used in determining the net asset value (“NAV”) of the pooled separate accounts, which is not publicly quoted.  The fair value of the international stocks have observable level 1 or 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.  When markets move outside a set of thresholds in a day, instead of accepting the exchange quote from the third party service provider, the Principal Financial Group uses prices determined by the Fair Market Value Model which is a multi-factor regression model.  This model is used to adjust closing prices on foreign markets for activity between the closing of the foreign and U.S. markets.  The fixed securities, such as asset backed securities, residential mortgage backed securities, commercial mortgage backed securities and corporate bonds, have observable level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

FAIR VALUE MEASUREMENTS (Continued)

Mutual Funds – Mutual Funds are valued at the NAV of shares held by the plan at year end.

Stable Value Fund – This is a collective investment trust for which the net asset value is based on the market value of its underlying investments.  This fund contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable level 1 or level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

Participant Loans – Participant loans are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010 and 2009, respectively:

	Assets	2010
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$1,765,680	$1,765,680	$-	$-
Pooled separate accounts	5,315,027	-	5,315,027	-
Stable Value Fund	1,285,329	-	1,285,329	-
Mutual Fund	210,035	210,035	-	-
Participant loans	258,801	-	258,801	-
Contributions receivable	31	31		-
Total	$8,834,903	$1,975,746	$6,859,157	$-

401(k) Plan as Adopted by Westfield Bank
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

FAIR VALUE MEASUREMENTS (Concluded)

	Assets	2009
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$1,885,545	$1,885,545	$-	$-
Pooled separate accounts	4,351,012	-	4,351,012	-
Stable Value Fund	1,060,267	-	1,060,267	-
Mutual Fund	117,042	117,042	-	-
Participant loans	240,253	-	240,253	-
Total	$7,654,119	$2,002,587	$5,651,532	$-

There were no assets valued on a non-recurring basis at December 31, 2010 or 2009.

SCHEDULE H, LINE 4i – Schedule of Assets (held at year end)
As of December 31, 2010

(a)	(b)	(c)
Identity of Issuer,
Borrower, Lessor,	Investment	Current
or Similar Party	Description	Value

*Westfield Financial, Inc. Common Stock (190,884 shares)		$1,765,680
*The Principal Financial Group:
Bond and Mortgage Separate Account		203,271
Principal Lifetime 2010 Separate Account		403,056
Principal Lifetime 2015 Separate Account		111,579
Principal Lifetime 2020 Separate Account		660,194
Principal Lifetime 2025 Separate Account		37,792
Principal Lifetime 2030 Separate Account		652,815
Principal Lifetime 2035 Separate Account		2,204
Principal Lifetime 2040 Separate Account		378,112
Principal Lifetime 2045 Separate Account		7,315
Principal Lifetime 2050 Separate Account		79,967
Principal Lifetime 2055 Separate Account		6,266
Principal Lifetime Str Inc Separate Account		1,267
Small Capital S&P 600 Index Separate Account		115,895
Middle Capital S&P 400 Index Separate Account		203,729
Large Capital S&P 500 Index Separate Account		529,321
Diversified International Separate Account		442,577
PIMCO Total Return C Fund		210,035
Morley Financial Services, Inc. Stable Value Fund		1,285,329
DFA/Vaughan Nelson/LA Capital Small Capital Value II Separate Account		188,726
Goldman Sachs/LA Capital Asset Management – Middle Capital Value 1 Separate Account		191,462
Turner/Mellon/Jacobs Levy MIDCAP Gr III Separate Account		152,181
T. Rowe/Clearbridge Advisors Large Capital Blend II Separate Account		143,689
Columbus Circle Investors Large Capital Growth Separate Account		179,005
UBS Global Asset Management Large Capital Value 1 Separate Account		343,600
Alliancebernstein/CCI Small Cap Growth I Separate Account		281,004
Investments at Fair Value		8,576,071

Participant Loans (4.25% - 9.25%)		258,801

Total assets held for investment purposes		$8,834,872

* Indicates party in interest to the Plan.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: May 16, 2011	By:	/s/ Leo R. Sagan, Jr.
Leo R. Sagan, Jr.
Chief Financial Officer

EXHIBITS

Exhibit
Number                                                        Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm